Ambow Education Holding Ltd. (“Ambow”) Shareholder Comments on Grand Cayman Court Order Appointing Provisional Liquidators

GRAND CAYMAN, Cayman Islands, June 10, 2013 /PRNewswire/ -- As previously announced, GL Asia Mauritius II Cayman Ltd. (“GLAM II”) filed a petition in the Grand High Court of the Cayman Islands (the “Court”) concerning Ambow.  On June 7, 2013, the Court issued an order appointing provisional liquidators over Ambow.  As a shareholder of Ambow, GLAM II is pleased that the Court has appointed provisional liquidators and believes that this is an important first step in achieving the long term viability and profitability of Ambow.

Contact for GL Asia Mauritius II Cayman Ltd.:

Todd Fogarty
Kekst and Company
todd-fogarty@kekst.com
212-521-4854

SOURCE GL Asia Mauritius II Cayman Ltd.